Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

2nd Quarter Ended June 30, 2011

NOTICE OF NO AUDITOR REVIEW OF INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of Almaden Minerals Ltd. for the six months ended June 30, 2011 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)

	June 30,	December 31,
	2011	2010
	$	$
ASSETS
Non-current assets
Exploration and evaluation assets (Note 9)	7,296,630	4,439,145
Property, plant and equipment (Note 8)	1,021,857	862,725
Reclamation deposit	124,764	124,764
Exploration and evaluation assets deposit (Note 9(h)(vi))	138,929	138,929
Investments in associate (Note 7)	1,036,655	941,276
	9,618,835	6,506,839
Current assets
Assets classified as held for sale (Notes 18 and 20)	9,363,757	9,083,633
Inventory (Note 6)	274,768	274,768
Short term investment	-	2,000,000
Marketable securities (Note 5)	1,142,020	1,851,883
Accounts receivable and prepaid expenses (Note 4)	693,596	538,400
Cash and cash equivalents (Note 14)	18,920,267	16,087,832
	30,394,408	29,836,516
TOTAL ASSETS	40,013,243	36,343,355
EQUITY
Share capital (Note 10)	70,719,342	62,853,930
Reserves (Note 10)	8,550,630	7,010,251
Deficit	(39,957,804)	(34,170,307)
	39,312,168	35,693,874
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	420,429	372,889
Deferred exploration advances payable	156,956	156,956
Liabilities directly associated with assets
classified as held for sale (Notes 18 and 20)	123,690	119,636
	701,075	649,481
TOTAL EQUITY AND LIABILITIES	40,013,243	36,343,355
Commitments and contingencies (Note 15)
Subsequent events (Note 20)

These consolidated financial statements are authorized for issue by the Board of Directors on August 11, 2011.

They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/James E. McInnes
Director	Director

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Revenue
Interest income	74,017	3,815	101,858	6,967
Other income	12,300	72,930	24,600	135,212
	86,317	76,745	126,458	142,179
Expenses (income)
Write-down of interest in mineral properties	57,738	539,285	186,233	598,113
Income on mineral property options	-	-	-	(1,754,948)
General and administrative expenses (Schedule 1)	496,425	308,967	939,783	728,484
General exploration expenses	226,755	140,368	478,377	323,613
Share-based payments	4,384,800	176,100	4,445,100	939,900
	5,165,718	1,164,720	6,049,493	835,162
Operating loss	(5,079,401)	(1,087,975)	(5,923,035)	(692,983)

Other income (loss)
Gain (loss) on equity investment (Note 7)	240,095	(29,295)	218,347	(58,887)
Loss on dilution of equity investments (Note 7)	(122,968)	(45,612)	(122,968)	(85,725)
Gain (loss) on sale of marketable securities	100,779	(249,607)	95,219	(206,949)
(Loss) gain on sale of property, plant and equipment	(8,334)	2,826	(9,731)	2,826
Foreign exchange (loss) gain	(74,834)	76,200	(65,329)	(29,858)
Loss before income taxes	(4,944,663)	(1,333,463)	(5,807,497)	(1,071,576)
Income tax recovery	-	-	20,000	65,000

Net loss for the period	(4,944,663)	(1,333,463)	(5,787,497)	(1,006,576)

Other comprehensive loss
Net change in fair value of available-for-sale financial
assets, net of tax of nil	(376,414)	(271,169)	(240,670)	(539,429)
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax
of nil	(103,194)	248,062	(92,981)	205,404
Other comprehensive loss for the period	(479,608)	(23,107)	(333,651)	(334,025)

Total comprehensive loss for the period	(5,424,271)	(1,356,570)	(6,121,148)	(1,340,601)

Basic and diluted net loss per share (Note 13)	(0.08)	(0.03)	(0.10)	(0.02)

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Operating activities
Net (loss) gain for the period	(4,944,663)	(1,333,463)	(5,787,497)	(1,006,576)
Items not affecting cash
Deferred income tax recovery	-	-	(20,000)	(65,000)
Loss (gain) on equity investment	(240,095)	29,295	(218,347)	58,887
Loss on dilution	122,968	45,612	122,968	85,725
Depreciation	57,491	36,078	113,528	69,045
Loss (gain) on sale of marketable securities	(100,779)	249,607	(95,219)	206,949
Income on mineral property options	-	-	-	(1,754,948)
Write-down of interest in mineral properties	57,738	539,285	186,233	598,113
Share-based payments	4,384,800	176,100	4,445,100	939,900
Loss on sale of property, plant and equipment	8,334	(2,826)	9,731	(2,826)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(42,572)	(92,381)	(155,196)	233,935
Accounts payable and accrued liabilities	11,496	(89,174)	47,540	(146,440)
Net cashed used in operating activities	(685,282)	(441,867)	(1,351,159)	(783,236)
Investing activities
Reclamation deposit	-	(40,764)	-	(40,764)
Marketable securities
Purchases	-	(1,550)	-	(1,550)
Net proceeds	447,815	250,678	473,015	308,008
Short-term investment	2,000,000	-	2,000,000	-
Property, plant and equipment
Purchases	(68,543)	(78,318)	(297,056)	(78,318)
Net proceeds	9,165	5,190	14,665	5,190
Assets classified as held for sale	(81,528)	-	(276,070)	-
Mineral properties	(1,596,198)	(922,649)	(3,045,302)	(1,576,501)
Net cash used in investing activities	710,711	(787,413)	(1,130,748)	(1,383,935)
Financing activities
Issuance of shares, net of share issue costs	4,682,999	1,099,866	5,314,342	1,465,001
Net cash from financing activities	4,682,999	1,099,866	5,314,342	1,465,001

Net cash inflow	4,708,428	(129,414)	2,832,435	(702,170)
Cash and cash equivalents, beginning of period	14,211,839	12,569,915	16,087,832	13,142,671
Cash and cash equivalents, end of period	18,920,267	12,440,501	18,920,267	12,440,501
Supplemental cash and cash equivalents information - Note 14

Interest paid	-	-	-	-
Interest received	74,017	3,815	101,858	6,967
Taxes paid	-	-	-	-
Taxes received	-	-	-	-

Almaden Minerals Ltd.
(an exploration stage company)
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, December 31, 2009	48,973,145	50,877,609	4,576,523	1,158,726	(736,359)	4,998,890	(30,705,655)	25,170,844
Shares issued for cash on exercise of stock options	895,000	919,500	-	-	-	-	-	919,500
Fair value of share options allocated to shares issued
on exercise	-	533,250	(533,250)	-	-	(533,250)	-	-
Share-based payments	-	-	2,108,800	-	-	2,108,800	-	2,108,800
Private placements	4,892,021	9,234,011	-	35,500	-	35,500	-	9,269,511
Shares issued for cash on exercise of warrants	740,656	983,380	-	-	-	-	-	983,380
Fair value of warrants allocated to shares issued on
on exercise	-	306,180	-	(306,180)	-	(306,180)	-	-
Total comprehensive loss for the period	-	-	-	-	706,491	706,491	(3,464,652)	(2,758,161)
Balance, December 31, 2010	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	1,895,000	4,653,000	-	-	-	-	-	4,653,000
Fair value of share options allocated to shares issued
on exercise	-	2,414,600	(2,414,600)	-	-	(2,414,600)	-	-
Share-based payments	-	-	4,445,100	-	-	4,445,100	-	4,445,100
Private placements	100,000	360,743	-	-	-	-	-	360,743
Shares issued for cash on exercise of warrants	300,999	280,599	-	-	-	-	-	280,599
Fair value of warrants allocated to shares issued on
on exercise	-	156,470	-	(156,470)	-	(156,470)	-	-
Total comprehensive loss for the period	-	-	-	-	(333,651)	(333,651)	(5,787,497)	(6,121,148)

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

1.

Nature of operations and continuance of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The address of the Company’s registered office is Suite 950 –1199 West Hastings Street, Vancouver, BC, Canada V6E 3T5.   The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  During the six months ended June 30, 2011, the Company incurred a net loss of $5,787,497 (2010 – $1,006,576).  At June 30, 2011, the Company had cash and cash equivalents of $18.9 million and working capital of $29.7 million.  The continuation of the Company as a going concern is dependent on its ability to obtain necessary financing, to complete its property under development, general positive cash flows, and ultimately the achievement of profitable operations.  These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

2.

Basis of preparation

(a)

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2010 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

2.

Basis of preparation (Continued)

(b)

Basis of preparation (continued)

New accounting standards and interpretations

Certain new accounting standards, amendments to standards and interpretations have been issued.  These standards have been assessed not to have a significant impact on the Company’s financial statements.

-

IFRS 7 (Amendment) Clarification of required level of disclosure(i)

-

IFRS 9 New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets(ii)

-

IAS 24 Related Party Disclosure(i)

-

IAS 1 (Amendment) Clarification of statement of changes in equity(i)

-

IAS 34 (Amendment) Disclosure requirements for significant events and transactions(i)

(i)Effective for annual periods beginning on or after January 1, 2011

(ii)Effective for annual periods beginning on or after January 1, 2013

3.

Significant accounting policies

These unaudited consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2010.

These unaudited consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2010.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the six month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

4.

Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2011	2010
Accounts receivable	$ 565,100	$ 327,321
HST receivable	69,655	187,300
Allowance for doubtful accounts	(75,030)	(75,030)
Prepaid expenses	133,871	98,809
	$ 693,596	$ 538,400

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

5.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the six months ended June 30, 2011, the Company determined that $Nil (2010 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.

Inventory

Inventory consists of 1,597 ounces of gold bullion (2010 – 1,597) which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at June 30, 2011 is $2,346,338 (December 31, 2010 - $2,268,986).

7.

Investments in associate

Tarsis Resources Ltd.

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.  In the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden’s interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476. In the year ended December 31, 2010, Almaden’s interest in Tarsis decreased from 27.6% to 16.6% resulting in the recognition of a loss on dilution of $168,449. In the six months ended June 30, 2011, Almaden’s interest in Tarsis decreased from 16.6% to 14.8% resulting in the recognition of a loss on dilution of $122,968.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Tarsis’ loss during the six months ended June 30, 2011 in the amount of $218,347 (2010 - $58,887). The fair value of the investment at June 30, 2011 is $2,132,000 (December 31, 2010 - $2,214,000).

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

7.

Investments in associate (Continued)

During the six months ended June 30, 2011, the Company charged Tarsis $34,598 (2010 - $26,056) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. The following table summarizes the financial information of Tarsis for its years ended October 31, 2010 and 2009:

October 31
	2010	2009
Total Assets	$ 5,899,166	$ 4,835,003
Total Liabilities	$ 97,732	$ 114,468
Revenue	$ -	$ -
Loss	$ 1,218,650	$ 323,389

8.

Property, plant and equipment

	Auto equip.	Furniture & fixtures	Computer hardware	Computer software	Geological library	Field equip.	Mill equip.(1)	Leasehold mprove.	Drill equip.	Total
	$	$	$	$	$	$	$	$	$	$
Cost
December 31, 2010	469,818	138,625	270,861	133,918	65,106	367,740	323,264	27,181	760,180	2,556,693
Additions	58,000	570	41,303	22,535	-	12,792	-	-	161,856	297,056
Disposals	(55,143)	-	-	-	-	-	-	-	-	(55,143)
June 30, 2011	472,675	139,195	312,164	156,453	65,106	380,532	323,264	27,181	922,036	2,798,606

Accumulated depreciation
December 31, 2010	309,008	117,041	229,451	70,251	53,135	220,737	-	26,059	345,022	1,370,704
Disposals	(30,747)	-	-	-	-	-	-	-	-	(30,747)
Depreciation	24,748	2,177	8,884	11,225	1,197	15,127	-	561	49,609	113,528
June 30, 2011	303,009	119,218	238,335	81,476	54,332	235,864	-	26,620	394,631	1,453,485

Carrying amounts
December 31, 2010	109,754	21,141	52,166	26,033	14,963	123,445	323,264	4,786	199,549	875,101
June 30, 2011	169,666	19,977	73,829	74,977	10,774	144,668	323,264	561	527,405	1,345,121
Reclassified to Assets Held for Sale (Note 18)	-	-	-	-	-	-	(323,264)	-	-	(323,264)
June 30, 2011	169,666	19,977	73,829	74,977	10,774	144,668	-	561	527,405	1,021,857

(1)  Note 18

8

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

9.

Exploration and evaluation assets

	Elk	ATW	Willow	Caballo Blanco	El Cobre	Tuligtic	San Carlos	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$	$	$
Opening Balance (December 31, 2010)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	487,935	2,085,908
Additions	-	-	-	-	-	-	-	-	78,288	78,288
Write-down of deferred acquisition costs	-	-	-	-	-	-	-	-	(19,849)	(19,849)
Closing Balance (June 30, 2011)	1,075,694	46,451	148,254	4,321	41,988	231,059	1	50,205	546,374	2,144,347
Deferred Exploration Costs
Opening Balance (December 31, 2010)	7,684,675	1,063,665	369,339	72,840	136,844	1,382,454	-	443,237	(39,448)	11,113,606
Costs incurred during the period
Drilling and related costs	-	210,444	-	-	-	935,553	-	-	-	1,145,997
Professional/technical fees	80,858	-	3,677	2,668	8,561	310,937	131	1,724	51,233	459,789
Claim maintenance/lease cost	17,866	8,098	10,554	1,216	11,501	58,494	26,308	6,672	85,285	225,994
Geochemical	8,972	-	-	-	-	353,643	-	-	1,721	364,336
Travel and accommodation	19,753	-	-	12,177	19,168	106,030	-	3,964	20,176	181,268
Geology, engineering	105,633	72,214	-	-	-	79,991	-	-	-	257,838
Salaries and wages	-	-	-	-	1,410	103,835	3,248	135	5,860	114,488
Supplies and misc.	-	35	552	-	7,205	86,879	-	880	11,157	106,708
Geophysical, geosciences	-	-	218,000	-	-	114,203	-	-	16,273	348,476
Reclamation, environmental	47,042	-	-	-	6,000	694	-	-	-	53,736
Recoveries	-	-	-	-	-	-	-	(13,076)	-	(13,076)
Write-down of deferred exploration costs	-	-	-	-	-	-	(29,687)	-	(136,697)	(166,384)
	280,124	290,791	232,783	16,061	53,845	2,150,259	-	299	55,008	3,079,170
Closing Balance (June 30, 2011)	7,964,799	1,354,456	602,122	88,901	190,689	3,532,713	-	443,536	15,560	14,192,776
	9,040,493	1,400,907	750,376	93,222	232,677	3,763,772	1	493,741	561,934	16,337,123
Reclassified to Assets Held for Sale (Note 18)	(9,040,493)	-	-	-	-	-	-	-	-	(9,040,493)
	-	1,400,907	750,376	93,222	232,677	3,763,772	1	493,741	561,934	7,296,630

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

9.

Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.  During the six months ended June 30, 2011, the Company signed an agreement to sell the Elk property to Gold Mountain Mining Corporation (formally Beanstalk Capital Ltd.) for 37 million common shares at an estimated value of $0.355 per share.  The Company retains a 2% NSR royalty.  This transaction was completed on July 26, 2011 (See Note 20).

(b)

ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(c)

Willow

The Company acquired a 100% interest in the Willow property in Nevada by staking in 2007.

(d)

Caballo Blanco

The Company has a 30% interest in the Caballo Blanco property.  The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.   During 2007, the Company entered into an agreement with Canadian Gold Hunter Corp., now NGEx Resources Inc. (“NGEx”).  To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.  In February 2010, the Company agreed to terms with NGEx and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx’s (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden. Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup’s portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

(e)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property.  During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest in the property, Antofagasta would have to incur exploration expenditures of US$7,000,000 and make payments to Almaden of US$1,000,000 over five years.  In February 2010, Antofagasta terminated its option on the property.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

9.

Exploration and evaluation assets (Continued)

(f)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.  During the year ended December 31, 2010 these warrants expired unexercised.  The write-down recognized in 2011 is $29,687 (2010 - $223,703).

(g)

Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During the year ended December 31, 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm").  To earn a 60% interest in the property, Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.

(h)

Other

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.   In June 2011, Fairmont terminated its option on the property.

(ii)

Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)

Merit

The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”).  To earn a 60% interest, Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

(iv)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim.  During the six months ended June 30, 2011, the Company entered into an agreement with G4G Resources Ltd. ("G4G").  To earn a 60% interest in the property, G4G would have to pay the Company $50,000, incur exploration expenditures of US$6,000,000 and issue 3,000,000 shares to the Company within five years. This agreement is subject to regulatory approval.  The write-down recognized in 2011 is $43,178 (2010 - $39,834).

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

9.

Exploration and evaluation assets (Continued)

(h)

Other (Continued)

(v)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln had to incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.  In February 2010, the Company sold its 100% interest in the property to Lincoln for 6,000,000 common shares of Lincoln to the Company (fair market value on receipt – $1,770,000).  The Company retains a 2% NSR.

(vi) Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company (“Golden Minerals”).  To earn a 60% interest, Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii) Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During the year ended December 31, 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(ix)

Other write-downs of interest in mineral properties

The Company wrote down its interest in other mineral properties in aggregate by $113,366 during the six months ended June 30, 2011 (2010 - $334,576).

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

10.

Capital and reserves

(a)

Authorized share capital

At June 30, 2011, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Details of private placement issues of common shares during the six months ended June 30, 2011:

The Company issued 100,000 common flow-through shares on February 24, 2011 on a private placement basis at a price of $4.00 per share, after incurring issue costs of $19,257.  Cash commissions totalling $4,800 were paid.  The premium above market value on the shares issued was $20,000.

(c)

Warrants

The continuity of warrants for the period ended June 30, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired/ cancelled	June 30, 2011
December 17, 2011	$ 0.85	236,000	-	236,000	-	-
December 17, 2011	$ 1.40	1,180,500	-	-	-	1,180,500
March 16, 2011	$ 1.25	40,000	-	40,000	-	-
June 29, 2011	$ 1.20	24,999	-	24,999	-	-
		1,481,499	-	(300,999)	-	1,180,500

Weighted average
exercise price		$ 1.30	-	$ 0.93	-	$ 1.40

(d)

Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2011, the Company had reserved 319,682 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the six months ended June 30, 2011 vested on the date granted. The continuity of stock options for the six months ended June 30, 2011 is as follows:

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

10.

Capital and reserves (Continued)

(d)

Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2010	Granted	Exercised	Expired/ cancelled	June 30, 2011
July 6, 2011	$ 2.50	1,695,000	-	1,695,000	-	-
November 22, 2011	$ 2.73	100,000	-	-	-	100,000
March 25, 2012	$ 3.90	-	45,000	-	-	45,000
September 10, 2012	$ 2.32	500,000	-	-	-	500,000
November 15, 2012	$ 2.68	100,000	-	-	-	100,000
December 13, 2012	$ 2.52	50,000	-	-	-	50,000
December 13, 2012	$ 4.30	25,000	-	-	-	25,000
March 17, 2013	$ 2.35	40,000	-	-	-	40,000
December 29, 2013	$ 0.68	125,000	-	-	-	125,000
November 25, 2014	$ 0.81	150,000	-	-	-	150,000
January 4, 2015	$ 1.14	1,090,000	-	50,000	-	1,040,000
April 7, 2015	$ 0.94	35,000	-	-	-	35,000
June 21, 2015	$ 1.00	240,000	-	-	-	240,000
July 16, 2015	$ 0.92	200,000	-	-	-	200,000
August 27, 2015	$ 2.22	355,000	-	100,000	-	255,000
September 20, 2015	$ 2.67	100,000	-	-	-	100,000
November 22, 2015	$ 2.73	175,000	-	50,000	-	125,000
June 8, 2016	$ 3.29	-	2,320,000	-	-	2,320,000
Options outstanding and exercisable		4,980,000	2,365,000	1,895,000	-	5,450,000

Weighted average
exercise price		$ 1.95	$ 3.30	$ 2.46	-	$ 2.36

The weighted average grant date fair value of 2,320,000 stock options granted on June 8, 2011 was $1.89. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.10%; expected life of 5 years; expected volatility of 76.58%; and expected dividends of $Nil.

The weighted average grant date fair value of 45,000 stock options granted on March 25, 2011 was $1.34. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.72%; expected life of 1 year; expected volatility of 90.17%; and expected dividends of $Nil.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

11.

Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Elk property in British Columbia and is estimated to be settled in 4 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a pre-tax discount rate of 6.25 percent.  See also Note 18 Assets Classified as Held for Sale.

	June 30, 2011	December 31, 2010

Opening balance	-	135,016
- Accretion during the period	4,054	8,108
- Adjustment to estimate	-	(23,488)
- Transferred to liabilities held for sale	(4,054)	(119,636)

	-	-

12.       Related party transactions and balances

a) Management transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows for the six months ended June 30, 2011:

	Short-term employee benefits $	Post-employment benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	127,475	n/a	n/a	(iii)	945,000(v)	1,072,475
Morgan Poliquin Chief Executive Officer	136,125	n/a	n/a	(iii)	1,228,500(v)	1,364,625
Pacific Opportunity Capital Ltd.(ii)	25,000	n/a	n/a	(iv)	47,250(v)	72,250
Marc Blythe Vice-President-Mining	24,938	n/a	n/a	n/a	Nil	24,938

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

12.       Related party transactions and balances (Continued)

a) Management transactions (Continued)

  For the six months ended June 30, 2010:

	Short-term Employee benefits $	Post-employment Benefits	Other long-term benefits	Termination benefits	Share-based payments $	Total $
Hawk Mountain Resources Ltd.(i)	103,225	n/a	n/a	(iii)	277,000(vi)(viii)	380,225
Morgan Poliquin Chief Executive Officer	82,500	n/a	n/a	(iii)	234,500(vi)	317,000
Pacific Opportunity Capital Ltd.(ii)	30,000	n/a	n/a	(iv)	50,250(vi)	80,250
Marc Blythe Vice-President-Mining	24,938	n/a	n/a	n/a	46,500(vii)	71,438

(i)

Hawk Mountain Resources Ltd., a private company controlled by the Chairman of the Company.

(ii)

Pacific Opportunity Capital Ltd., a company controlled by Mark T. Brown, the former Chief Financial Officer of the Company was appointed a director on June 13, 2011.

(iii)

If terminated without cause, payment of an amount equal to 2 times the then current base compensation; by death, payment of an amount equal to 6 months of the then current base fee; and following a change of control, payment of an amount equal to 3 times the then current base compensation.

(iv)

If terminated by death or disability, payment of an amount equal to 3 months of the then current base fee.

(v)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes-Merton model at the June 8, 2011 grant date.  All options vested upon grant.

(vi)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model at the January 4, 2010 grant date.  All options vested upon grant.

(vii)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards ($0.62) calculated using the Black-Scholes-Merton model at the April 7, 2010 grant date.  All options vested upon grant.

(viii)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards ($0.54) calculated using the Black-Scholes-Merton model at the June 21, 2010 grant date.  All options vested upon grant.

b) Directors transactions

During the six months ended June 30, 2011 $33,000 (2010 - $33,000) was paid to the 5 non-management Directors.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

12.       Related party transactions and balances (Continued)

c) Other related party transactions

i) Tarsis Resources Ltd. (“Tarsis”)

Tarsis has a Director, Gerald Carlson, and two officers, Marc G. Blythe and Mark T. Brown, the Company’s former Chief Financial Officer and now a director, in common with Almaden, and Almaden owns 14.8% of Tarsis’s common shares (See Note 7).

During the six months ended June 30, 2011, the Company charged Tarsis $34,598 (2010 - $26,056) for office rent and various expenses.  These amounts were valued at the exchange amount agreed to by the parties. At June 30, 2011, Tarsis owed the Company $14,286 (2010 - $12,984).

ii) Windstorm Resources Ltd. (“Windstorm”)

Windstorm’s President and Director, Gerald Carlson, is also a Director of Almaden. Almaden also owns common shares in Windstorm.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property by issuing one million common shares to Almaden and completing $5 million in exploration work, both over a six year period, with $150,000 to be spent during the first year of the agreement.

iii) Fairmont Resources Inc. (“Fairmont”)

One of Fairmont’s Directors, Gerald Carlson, is also a Director of Almaden.

On July 30, 2009, Fairmont entered into an option agreement to acquire an initial 51% interest in Almaden’s Nicoamen River Claims located in the Kamloops Mining Division, British Columbia. In order to earn its interest Fairmont had to pay $25,000 and incur $300,000 in exploration. On June 27, 2011, Fairmont terminated its option on the property.

iv) ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

13.       Loss per share

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended June 30, 2011 was based on the loss attributable to common shareholders of $4,944,663 (2010 – $1,333,463) and a weighted average number of common shares outstanding of 57,284,459 (2010 – 49,391,176).

The calculation of basic and diluted loss per share for the six months ended June 30, 2011 was based on the loss attributable to common shareholders of $5,787,497 (2010 – $1,006,576) and a weighted average number of common shares outstanding of 56,483,275 (2010 – 49,236,973).

Diluted loss per share did not include the effect of 5,450,000 stock options and 1,180,500 warrants (2010 – 4,835,000 and 2,222,155, respectively) because they are anti-dilutive.

18

Almaden Minerals Ltd.(An exploration stage company)Notes to the condensed consolidated interim financial statementsFor the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

14.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	June 30, 2011	June 30, 2010

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$ 2,414,600	$ 26,000
Reversal of warrants reserve on exercise of warrants	156,470	-
Fair value of warrants upon completion of private placement	-	42,250

Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2011	December 31, 2010

Cash	$ 4,686,821	$ 3,596,119
Government of Canada (T-Bills)	6,051,850	4,997,500
Bankers Acceptance	8,181,596	7,494,213
	$ 18,920,267	$ 16,087,832

15.

Commitments and contingencies

(a)

The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

2011	$ 33,500
2012	67,000
2013	67,000
2014	75,000
2015	81,000
Thereafter	6,700
$330,200

(b)

The Company entered into a contract with its Chairman for remuneration of $206,250 annually (amended), for two years, renewable for two additional successive terms of 24 months.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

16.

Financial instruments

The fair values of the Company’s accounts receivable and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $100,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $2,500.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company also has other accounts receivable from various entities including optionees, drilling clients and IVA from the Mexican government.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $145,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

16.

Financial instruments (Continued)

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $23,000.

(f)

Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$18,920,267	$-	$-	$18,920,267
Marketable securities	1,142,020	-	-	1,142,020
Short-term investment	-	-	-	-
	$20,062,287	$-	$-	$20,062,287

17.

Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

18.

Assets classified as held for sale

In December, 2010, the Board of Directors determined that the Elk Property in British Columbia would be offered for sale. The Company completed a Preliminary Economic Assessment on the project outlining the project’s economic parameters and with recent record gold prices, it was determined that this project should be sold to a group that would   likely put the mine into production.

	June 30, 2011	December 31, 2010

Exploration and evaluation assets held for sale	$ 9,040,493	$ 8,760,369
Property, plant and equipment held for sale	323,264	323,264
	9,363,757	9,083,633
Asset retirement obligation held for sale	(123,690)	(119,636)

19.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	June 30, 2011	December 31, 2010

Canada	$ 4,838,037	$ 2,636,633
Mexico	3,480,450	2,665,237
	$ 8,318,487	$ 5,301,870

The Company’s revenues arose primarily from interest income on corporate cash reserves and investment income.  The Company earns revenue in the following geographic locations as determined by the location of the mineral properties:

	June 30, 2011	December 31, 2010

Canada	$ 101,858	$ 233,875
Mexico	-	-
	$ 101,858	$ 233,875

Almaden Minerals Ltd. (An exploration stage company) Notes to the condensed consolidated interim financial statements For the six months ended June 30, 2011 (Unaudited - Presented in Canadian dollars)

20.

Subsequent events

(a)

Stock options

Subsequent to June 30, 2011, the Company received $269,900 on the exercise of 135,000 stock options.

(b)

Elk gold property

On July 26, 2011, the Company completed the sale of its 100% interest in the Elk Gold project located near Merritt, British Columbia to Gold Mountain Mining Corporation (“Gold Mountain”; formerly Beanstalk Capital Inc.).  The sale of assets was in exchange for the issuance of 37 million shares of Gold Mountain and a 2 % net smelter returns royalty pursuant to an Asset Purchase Agreement dated February 15, 2011 as subsequently amended between Gold Mountain and Almaden.  On the same day, the Company assigned and sold 8.25 million of the 37 million shares of Gold Mountain at $0.355 per share for gross proceeds of $2,928,750.  The sale of the Elk Gold project will result in recognizing a gain of approximately $3.9 million.

Almaden MineralsLtd.				Schedule 1
(an exploration stage company)
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
		Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$

Professional fees	85,661	74,395	156,215	125,272
Office and license	127,592	69,320	209,969	136,561
Travel and promotion	66,426	53,900	153,563	104,489
Depreciation	57,491	36,078	113,528	69,045
Insurance	26,978	26,640	53,495	53,161
Rent	42,517	35,090	85,551	79,444
Stock exchange fees	66,570	5,692	103,163	115,125
Directors fees	-	-	35,411	33,495
Transfer agent fees	23,190	7,852	28,888	11,892
	496,425	308,967	939,783	728,484